UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Stammtisch Investments LLC

9 Federal Street

Easton, Maryland 21601
(410) 770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,429,786
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,124,121
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,429,786(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%(1)
14	TYPE OF REPORTING PERSON OO
[1]

Based on 124,634,003 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer. Aggregate amount beneficially owned includes 2,500 shares of the Issuer’s Series A Convertible Preferred Stock, convertible into Common Stock at a rate of 100 shares per $1,000 of liquidation preference, and 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,793,245
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 59,747,908
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,793,245(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.4%(2)
14	TYPE OF REPORTING PERSON IN
[2]

Based on 124,634,003 shares of Common Stock issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer. Aggregate amount beneficially owned includes 2,500 shares of the Issuer’s Series A Convertible Preferred Stock, convertible into Common Stock at a rate of 100 shares per $1,000 of liquidation preference, and 4,365,080 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayshore Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,513,644
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,513,644(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%(3)
14	TYPE OF REPORTING PERSON OO

[3]

Based on 124,634,003 shares of Common Stock issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer. Aggregate amount beneficially owned includes 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bryan Pascual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,763,644
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,763,644(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%(4)
14	TYPE OF REPORTING PERSON IN

[4]

Based on 124,634,003 shares of Common Stock issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer. Aggregate amount beneficially owned includes 2,500 shares of the Issuer’s Series A Convertible Preferred Stock, convertible into Common Stock at a rate of 100 shares per $1,000 of liquidation preference, and 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,706
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 654,706
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 14
[5]	Based on 124,634,003 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heorot Power Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 375,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(6)
14	TYPE OF REPORTING PERSON CO

[6]	Based on 124,634,003 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Somerset Operating Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,510,638
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,510,638
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,510,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(7)
14	TYPE OF REPORTING PERSON OO

[7]	Based on 124,634,003 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer.

9
CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allin WULF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,777,778
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,777,778
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,777,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(8)
14	TYPE OF REPORTING PERSON OO

[8]	Based on 124,634,003 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 14

Item 1. Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, and Amendment No. 3 thereto, filed with the Commission on October 4, 2022  (the “Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Bayshore Capital LLC, a Puerto Rico limited liability company (“Bayshore”), (iv) Mr. Bryan Pascual, (v) Lucky Liefern LLC (“Lucky Liefern”), (vi) Heorot Power Holdings LLC (“Heorot”), (vii) Somerset Operating Company, LLC (“Somerset”) and (viii) Allin WULF LLC (“Allin WULF”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.  The purpose of this Amendment No. 4 is to disclose recent transactions identified in Item 3.

Item 2. Identity and Background.

Item 2 is amended to add Allin WULF LLC as a Reporting Person. Item 2 is amended to include the following:

(a)Allin WULF LLC

(b)The address of Allin WULF is 9 Federal Street, Easton, Maryland 21601.

(c)

Allin WULF was formed in order to acquire, hold and dispose of investments in the cryptocurrency industry. Mr. Paul B. Prager is the sole manager of Allin WULF, and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by Allin WULF. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Paul B. Prager may be deemed to be a beneficial owner of the Common Stock held for the account of Allin WULF.

(d)	Allin WULF has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Allin WULF has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Allin WULF is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

On October 6, 2022, Allin WULF, of which Mr. Paul B. Prager is the president and sole manager, purchased, directly from the Issuer, units of the Issuer (“Units”) consisting of 1,388,889 shares of Common Stock and 1,388,889 warrants exercisable for an equal number of shares of Common Stock at an exercise price of $1.93 per share, at a price of $1.26 per Unit for an aggregate purchase price of $1,750,000.

On October 6, 2022, Bayshore, of which Bryan Pascual is the sole manager, purchased, directly from the Issuer, Units consisting of 1,587,302 shares of Common Stock and 1,587,302 warrants exercisable for an equal number of shares of Common Stock at an exercise price of $1.93 per share, at a price of $1.26 per Unit for an aggregate purchase price of $2,000,000.

Item 4. Purpose of Transaction.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 11 of 14

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 124,634,003 shares of Common Stock issued and outstanding as of October 12, 2022, as provided to the Reporting Persons by the Issuer.

(a)	and (b)

(i)	As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 47,429,786 shares of the Common Stock (approximately 37.5% of the Common Stock), 26,124,121 of which it holds directly and 21,305,665 of which it exercises voting authority pursuant to irrevocable voting proxies executed by Bayshore and other holders in favor of Stammtisch. Stammtisch may be deemed to have sole voting power with respect to 47,429,786 shares of the Common Stock and sole dispositive power with respect to 26,124,121 shares of the Common Stock. Stammtisch disclaims beneficial ownership of such shares of the Common Stock, except with respect to 26,124,121 shares of the Common Stock it holds directly.

(ii)	As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 76,793,245 shares of the Common Stock (approximately 59.4% of the Common Stock). Of such 76,793,245 shares of the Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 47,429,786 shares of the Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of the Common Stock by virtue of his position as the managing member of Lucky Liefern, 375,000 shares of the Common Stock by virtue of his position as the sole managing member of Heorot, 8,510,638 shares of the Common Stock by virtue of his position as the sole managing member of Somerset, 2,777,778 shares of the Common Stock by virtue of his position as the sole managing member of Allin WULF and 17,045,337 shares of the Common Stock owned by various individuals, trusts and limited liability companies by virtue of irrevocable voting proxies executed by such individuals, trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 76,793,245 shares of the Common Stock and sole dispositive power with respect to 59,747,908 shares of the Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of the Common Stock.

(iii)	As of the date of this Schedule 13D, Bayshore may be deemed to be the beneficial owner of 17,513,644 shares of the Common Stock (approximately 13.9% of the Common Stock), which it holds directly. Bayshore may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(iv)	As of the date of this Schedule 13D, Mr. Bryan Pascual may be deemed to be the beneficial owner of 17,763,644 shares of the Common Stock (approximately 14.0% of the Common Stock). Of such 17,763,644 shares of the Common Stock, Mr. Bryan Pascual has a beneficial ownership interest with respect to the 17,513,644 shares of the Common Stock by virtue of the BJP Revocable Trust’s position as the controlling member of Bayshore, and with respect to 250,000 shares of the Common Stock into which the shares of Series A Preferred Stock held by the BJP Revocable Trust are convertible as of March 21, 2022. Mr. Bryan Pascual may be deemed to have sole dispositive power with respect to the 16,176,342 shares of the Common Stock.
(v)	As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of the Common Stock (approximately 0.5% of the Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(vi)	As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 375,000 shares of the Common Stock (approximately 0.3% of the Common Stock), which it holds directly. Heorot may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 12 of 14

(vii)	As of the date of this Schedule 13D, Somerset may be deemed the beneficial owner of 8,510,638 shares of the Common Stock (approximately 6.8% of the Common Stock), which it holds directly. Somerset may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(viii)	As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 2,777,778 shares of the Common Stock (approximately 2.2% of the Common Stock), which it holds directly. Allin WULF may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Further Additional Proxies

On October 14, 2022, in connection with the private placement of Units consisting of 1,587,302 shares of Common Stock and 1,587,302 warrants exercisable for an equal number of shares of Common Stock, Bayshore executed an irrevocable voting proxy (the “Bayshore Proxy”) in respect of the shares of the Common Stock it holds in favor of Stammtisch for a term commencing upon execution and continuing until such time thereafter as Stammtisch and its affiliates no longer beneficially own shares representing at least a majority of the voting power of all outstanding shares of the Issuer’s capital stock. In addition, Bayshore has agreed to promptly notify Stammtisch of any acquisition and to promptly notify Stammtisch in advance of any contemplated disposition.

References to, and descriptions of, the Bayshore Proxy set forth above is not intended to be complete and is qualified in entirety by reference to the full text of the Bayshore Proxy, which is filed as Exhibit 30 hereto and incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 30:	Irrevocable Voting Proxy, dated October 14, 2022, made by Bayshore Capital LLC.
Exhibit 31:	Joint Filing Agreement, dated October 14, 2022, as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2022

STAMMTISCH INVESTMENTS LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 President and Manager

/s/ Paul B. Prager
 PAUL B. PRAGER

BAYSHORE CAPITAL LLC

By: /s/ Bryan Pascual
 Bryan Pascual
 Chief Executive Officer, President and Secretary

/s/ Bryan Pascual
 BRYAN PASCUAL

LUCKY LIEFERN, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

HEOROT POWER HOLDINGS, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

SOMERSET OPERATING COMPANY, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

CUSIP No. 88080T 104	SCHEDULE 13D	Page 14 of 14

ALLIN WULF LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).